UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

THE MILLS CORPORATION

(Name of Subject Company)

THE MILLS CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

601148109

(CUSIP Number of Class of Securities)

Mark Dorigan and Mary Ellen Seravalli

Executive Vice Presidents and Co-General Counsels

The Mills Corporation

5425 Wisconsin Avenue

Chevy Chase, Maryland 20815

(301) 968-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

Adam O. Emmerich

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 2 is to amend and supplement Item 8 in the Solicitation/Recommendation Statement (the “Statement”) on Schedule 14D-9 previously filed by The Mills Corporation, a Delaware corporation (“Mills”), on March 1, 2007 in respect of the tender offer commenced on March 1, 2007, by SPG-FCM Ventures, LLC (“Purchaser”), an indirect subsidiary of Simon Property Group, Inc., and certain funds managed by Farallon Capital Management, L.L.C.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented with the addition of the following subsection:

“The tender offer expired at 12:00 midnight, New York City time, at the end of Wednesday March 28, 2007 and Purchaser accepted for payment all the shares of Mills common stock initially tendered and not withdrawn prior to the expiration of the tender offer, which amount is 48,935,908 shares (including 6,049,663 shares that were tendered pursuant to guaranteed delivery procedures). As a result, Purchaser acquired approximately 86.0% of the shares of Mills common stock deemed issued and outstanding which, together with shares owned by funds managed by Farallon, represents approximately 96.8% of the issued and outstanding shares of Mills common stock.

SPG-FCM Acquisition, Inc., a subsidiary of Purchaser, notified the Company of its exercise of the option under the option agreement to purchase an additional 22,000,000 shares of Mills common stock to result in the ownership of record of over 90% of the outstanding shares of Mills common stock (after giving effect to the option exercise) prior to the physical delivery of such shares tendered pursuant to guaranteed delivery procedures. The closing of the option exercise occurred on Friday, March 30, 2007.

On April 3, 2007, the acquisition of the Company by Purchaser was completed by means of a short-form merger pursuant to Section 253 of the Delaware General Corporation Law as described above in this Item 8 under the heading “Vote Required to Approve the Merger.” In the merger, (a) all outstanding shares of Mills common stock (other than shares held by the Company, Purchaser or any subsidiary of Purchaser and shares as to which appraisal rights are perfected under Delaware law) were converted into the right to receive the same $25.25 in cash per share as was paid in the tender offer, without interest and (b) each outstanding series of Mills preferred stock remains outstanding.”

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SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

THE MILLS CORPORATION

	By:	/s/ Richard J. Nadeau
	Name:	Richard J. Nadeau
	Title:	Executive Vice President and Chief Financial Officer
Dated: April 3, 2007

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